Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza / Fabián Orta +1 (212) 317-6011 +52 (81) 8888-4327 ir@cemex.com

CEMEX EXPANDS CAPACITY IN THE DOMINICAN REPUBLIC

WITH REOPENING OF PRODUCTION LINE

•	Project is part of company’s bolt-on growth investment strategy under Operation Resilience.

•	Modernization of closed production line to improve its efficiency and enable the use of alternative fuels.

•	Incremental 500,000 metric tons to meet customer needs in high-growth Caribbean markets.

MONTERREY, MEXICO. APRIL 26, 2022 – CEMEX, S.A.B. de C.V. (“CEMEX”) announced today the reopening of their second line at the San Pedro Macoris plant, its main cement operation in the Dominican Republic. This investment will increase production capacity by one-third and allow CEMEX Dominicana to serve its customers better in high-growth markets in the Caribbean.

This investment, part of the company’s growth strategy to enhance EBITDA generation, increases production capacity by more than 500,000 metric tons per year, implementing state-of-the-art technologies to improve efficiency while maintaining the highest international environmental standards. The total production capacity of the San Pedro Macoris plant will reach 2.5 million metric tons of cement and clinker.

“The reactivation of the production line is a clear example of our commitment to the sustainable development of the Dominican Republic. This investment contributes to the revitalization of the national economy, promotes exports, reduces the need for imports, and supports employment and a more sustainable environment in the country,” said Jesús González, President of CEMEX South, Central America, and the Caribbean.

This milestone is part of a larger project to expand CEMEX’s operations in the Dominican Republic with new packaging machines, palletizers, hydro combustion, new trucks, and tanks. This investment will allow for incremental alternative fuel consumption, part of the company’s Future in Action program, which focuses on achieving carbon neutrality by 2050.

CEMEX (NYSE: CX) is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: www.cemex.com

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CEMEX assumes no obligation to update or correct the information contained in this press release. This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.

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